
TRAIN YOUR INSTINCT

Invisible skills matter!
Imp... icipation
... serve.



David Raymes · 3rd in

GameSense Sports (Techstars '20) | COO | Corporate
Development | Game Changing Sports Technology

Denver Metropolitan Area · 500+ connections · **Contact info**

 gameSense Sports

 The Tuck School of Business
at Dartmouth

Providing services
Business Consulting, Management Consulting, Pricing Strategy, SaaS Development, Marketing Strategy, Growth
Marketing, Leadership Development, Negotiation, Program Management, and Strategic Planning
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Featured

I am honored to having been part of gameSense's participation in
Techstars 1st Melbourne sports tech cohort.

techstars_

gameSense Sports Selected to Join Techstars SportsTech
Melbourne
gamesensesports.com

🔵 1 · 2 Comments

Experience



COO & Corp Development
gameSense Sports
Oct 2019 – Present · 1 yr 3 mos
Greater Denver Area

The Future of Training. By gaming cognitive training, GameSense is revolutionizing how athletes of
all ages & levels train their fast reactive decision-making skills - over 100x more efficiently -
anytime, anywhere with amazing results!



Managing Partner
Cognize Group LLC
Sep 2019 – Present · 1 yr 4 mos
Nationwide

Our focus is to help enhance profitability of our clients' business thru world class technology
partners & process improvement. We work on a 100% contingency basis. Our team of subject
matter experts work for you. No risk.

...see more



Investor
Healionics Corporation
Aug 2019 – Present · 1 yr 5 mos



Investor/Advisor
EnVision Meditation
Mar 2019 – Present · 1 yr 10 mos
Greater Denver Area



Investor/Advisor
Sheets & Giggles™
Dec 2018 – Present · 2 yrs 1 mo
Greater Denver Area

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Education

 **The Tuck School of Business at Dartmouth**
Senior Executive Education
2007 – 2007

 **Colorado School of Mines**
B.S., Geophysical Engineering
1981 – 1984
Activities and Societies: Beta Theta Pi, SEG, NGWA

Volunteer experience

 **Business Mentor**
Rockies Venture Club
Mar 2018 – Present • 2 yrs 10 mos
Economic Empowerment

Accelerator mentor & advisor to startups raising capital

 **Student Mentor; Capstone Design Judge**
Colorado School of Mines
Jun 2017 – Present • 3 yrs 7 mos

Mentor engineering students who are considering entrepreneurial ventures. Volunteer judge of Capstone Sr Design projects; Active member of Entrepreneurship & Innovation Alumni Interest Group

 **Business Mentor**
Entrepreneurship for All (EforAll)
Oct 2019 – Present • 1 yr 3 mos
Economic Empowerment

Entrepreneurship for All (EforAll) is accelerating economic and social impact through entrepreneurship in mid-sized cities.

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Skills & endorsements

Strategic Planning · 37

 Endorsed by **14 of David's colleagues at Kleinfelder**

Entrepreneurship · 28

Endorsed by **Allison Carmen, who is highly skilled at this**    Endorsed by **7 of David's colleagues at Kleinfelder**

Operations Management · 11

Endorsed by **4 of David's colleagues at Kleinfelder**

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